Net Loss. As a result of the above factors, the Company incurred net losses of $11,834,000 and $6,413,000 in 1996 and 1995, respectively.

Liquidity and Capital Resources

In September 1997, the Company issued 1,210,256 shares of Series A convertible preferred stock and warrants to purchase 181,538 shares of Common Stock to three institutional investors in a private offering, raising $11.6 million of net proceeds. The Company completed its initial public offering of 2,200,000 shares of Common Stock in June 1996, raising approximately $16.4 million of net proceeds. As of December 31, 1997, the Company had $17,533,000 of cash, cash equivalents and marketable securities and working capital of $14,880,000.

During 1997 and 1996, the Company's capital expenditures totaled $388,000 and $608,000, respectively, primarily for the acquisition of laboratory and computer equipment. The Company expects 1998 capital expenditures to approximate the 1996 level.

The Company's future capital requirements will depend on many factors, including continued progress in its research and product development programs, the magnitude of these programs, the results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs and success of commercialization activities and arrangements, the costs involved in filing, prosecuting, enforcing and defending patent claims, competing technological and market developments, and the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships.

Based upon its current operating plan, the Company anticipates that its existing capital resources will be adequate to satisfy its capital requirements through mid-1999. Substantial additional funds may be required from external sources to support the Company's operations beyond that time, although there can be no assurance that additional funds will be available, or, if available, that such funds will be available on acceptable terms.

The Company intends to seek additional equity, debt and lease financing to fund future operations, depending upon the terms on which such sources of funding may be available from time to time. In addition, the Company intends to seek additional collaborative development and commercialization relationships with potential corporate partners in order to fund certain of its programs, including the future development and commercialization of Sn-117m DTPA and the Theratide program.

Except for research and development funding from Nycomed pursuant to its collaboration with Diatide (which is subject to early termination in certain circumstances), the Company has no committed external sources of capital, and, as discussed above, expects to incur additional significant operating losses for a number of years. If the Company is unable to obtain necessary additional funds, it would be required to delay, scale back or eliminate certain of its research and development programs or commercialization efforts or license to third parties certain technologies which the Company would otherwise pursue on its own.

Year 2000

The management of the Company has analyzed its computer hardware and software in connection with potential dating problems that may arise with the year 2000. Management's determination is that many potential problems can be corrected by the year 2000, and the related costs are not expected to materially impact the Company.

This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forwarding-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results."

Certain Factors That May Affect Future Results

Early Stage of Development; Technological Uncertainty

Diatide was founded in February 1990 and has not yet introduced any product into the market. All but one of the Company's potential products are in research or development and will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. The Company must successfully address a number of technological challenges to complete certain of its development efforts. In addition, there can be no assurance that the Company will be permitted to undertake and complete human clinical trials of any of the Company's potential products, either in the United States or elsewhere, or, if permitted, that such products will be demonstrated to be safe and efficacious. In addition, there can be no assurance that any of the Company's potential products will obtain FDA or other regulatory approval for any indication or that an approved product will be capable of being produced in commercial quantities at reasonable cost and successfully marketed. See "Item 1. Business."

The use of synthetic peptides in radiopharmaceuticals, which is central to the Company's technology, is new to nuclear medicine. The Company is aware of only one imaging product and no therapeutics based on this scientific approach that have been approved for sale by the FDA. The products for which the Company has submitted or currently plans to submit IND applications and all of the Company's other potential products in research or development may prove to have undesirable and unintended side effects in humans or other characteristics that may prevent or limit their commercial use.

Unproven Safety and Effectiveness of Potential Products; Uncertainties Related to Clinical Trials

Before obtaining regulatory approvals for the commercial sale of any of its products under development, the Company must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each indication. The results from preclinical testing and early clinical trials may not be predictive of results that will be obtained in large-scale clinical trials, and there can be no assurance that the Company's clinical trials will demonstrate the safety and effectiveness of any products or will result in marketable products. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The Company, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time.

The Company relies on scientific, technical and clinical data supplied by its academic collaborators and licensors in the evaluation and development of potential products, including Sn-117m DTPA, which was licensed from BNL. BNL conducted the Phase I and the Phase II clinical trials of the compound. There can be no assurance that there are no errors or omissions in such data that would materially adversely affect the development of such products.

The rate of completion of the Company's clinical trials is dependent upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays, or both, which could have a material adverse effect on the Company.

The Company relies, in part, on clinical research organizations to conduct its clinical trials. There can be no assurance that such entities will conduct the clinical trials successfully.

The Company is currently conducting clinical trials with respect to certain of its Techtides and plans to continue clinical trials of its therapeutic radiopharmaceutical, Sn-117m DTPA. There can be no assurance that any of these clinical trials will be successfully completed within any specified time period, if at all. There also can be no assurance that the results from any of these clinical trials will warrant the commencement of further clinical trials or that the Company will not encounter problems in these or other clinical trials which would cause the Company or the FDA to delay or suspend the trials. In Phase I clinical trials of one of its Techtides, P483H for the medical imaging of infection due to inflammation, the compound concentrated in patients' stomachs at unexpectedly high levels. As a result, the Company conducted additional preclinical testing of this compound and alternative compounds in animals to determine the cause of this phenomenon and recently initiated a new Phase I clinical trial of a new formulation of P483H. In a pilot study of a compound for medical imaging of atherosclerotic plaque, the Company determined that the compound did not exhibit sufficient sensitivity to warrant continuing development of the compound. The Company currently is synthesizing new compounds for this application and screening them in animal models. See "Item 1. Business -- Products Under Development" and "-Government Regulation."

No Assurance of Regulatory Approval; Extensive Government Regulation

The production and the marketing of the Company's products and the Company's ongoing research and development activities are and will be subject to extensive regulation by numerous federal, state and local governmental authorities in the United States. The Company has had only limited experience in filing or pursuing applications necessary to gain regulatory approvals. Preclinical testing of the Company's product development candidates is subject to GLP requirements and the manufacture of any products developed by the Company will be subject to GMP requirements prescribed by the FDA.

The regulatory process, which includes preclinical studies, clinical trials and ongoing post-approval testing of each compound to establish or monitor its safety and effectiveness, takes many years and requires the expenditure of substantial resources. The Company has limited experience in filing or pursuing applications necessary to gain regulatory approval. There can be no assurance that, even after the performance of clinical studies, and the passage of time and the expenditure of such resources, regulatory approval will be obtained for any products developed by the Company. The Company's analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities which could delay, limit or prevent FDA regulatory approval. The Company or the FDA may suspend clinical trials at any time if the participants in such trials are being exposed to unanticipated or unacceptable health risks. Moreover, if regulatory approval to market a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecutions. FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's potential products. In addition, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. All of the foregoing regulatory matters also will be applicable to development, manufacturing and marketing undertaken by any strategic partners of the Company.

There can be no assurance that additional statutes or regulations applicable to the Company's business will not be adopted, impose substantial additional costs or otherwise adversely affect the Company's operations.

The use, handling, storage and disposal of products containing radioisotopes, such as Sn-117m DTPA and sources of technetium, are regulated by the Nuclear Regulatory Commission and by state authorities. Enforcement of existing laws and regulations or future amendments or limitations thereto could have a material adverse effect on the market for radiopharmaceuticals and on the Company's business, financial condition and results of operations.

The Company is also subject to numerous and varying foreign regulatory requirements governing the design and conduct of clinical trials and the manufacturing and marketing of its products. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval set forth above, and there can be no assurance that foreign regulatory approvals will be obtained on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. There can be no assurance that the Company or its strategic marketing partners will file for regulatory approvals or receive necessary approvals to commercialize its products in any market. Delays in receipt of or failure to receive regulatory approvals, or the loss of previously received approvals, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 1. Business -- Government Regulation."

Uncertainty of Market Acceptance of Technology and Products

The commercial success of the Company's products, when and if approved for marketing by the FDA, will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. The synthetic peptide-based radiopharmaceutical technology being developed by the Company is relatively new. To date, the Company is aware of only one imaging product and no therapeutic products based on this scientific approach that has been approved for sale by the FDA. Peptide-based radiopharmaceuticals have not been extensively tested in humans. Market acceptance and thus, sales of the Company's products, will depend on several factors, including the receipt of regulatory approval in the United States, Europe, the Far East and elsewhere, safety, price, ease of administration and effectiveness and extensive physician education. There can be no assurance that the Company's products will gain market acceptance. Failure to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. The MIDAC recommendation and the FDA's approvable letter are not guarantees of final approval for AcuTect. While the Company expects to be able to commercially market AcuTect in 1998, final marketing approval of the Company's products, including AcuTect, is beyond the Company's control, and there is no guarantee that the Company will, in fact, be able to market the product in the U.S. or Europe within any previously stated time frame. See "Item
1. Business -- Government Regulation."

Need to Establish Collaborative Commercial Relationships; Dependence On Partners

Diatide's business strategy includes entering into strategic alliances or marketing and distribution arrangements with corporate partners, primarily pharmaceutical companies, for the development, commercialization and marketing and distribution of certain of its potential products worldwide. To date, the Company is a party to a collaborative arrangement with only one corporate partner, Nycomed. There can be no assurance that the arrangement with Nycomed will be scientifically or commercially successful. In the event that this arrangement is terminated, such action might adversely affect the Company's ability to develop, commercialize, market and distribute certain of its potential products. In addition, the Company does not plan to conduct extensive Phase 3 clinical trials of Sn-117m DTPA unless it enters into a corporate collaboration for the completion of the development and the commercialization of Sn-117m DTPA. There can be no assurance that the Company will be able to negotiate any additional collaborative or marketing and distribution arrangements, that such arrangements will be available to the Company on acceptable terms or that any such relationships, if established, will be scientifically or commercially successful. The Company's product candidates will only generate milestone payments and royalties from collaborators upon the occurrence of significant preclinical and clinical development, requisite regulatory approvals, the establishment of manufacturing capabilities and successful marketing.

There can be no assurance that the Company's collaborative partners will not be pursuing alternative technologies or developing alternative products either on their own or in collaboration with others, including the Company's competitors, as a means for developing imaging agents or treatments for the diseases targeted by these collaborative programs. For example, Nycomed manufactures and distributes a wide variety of imaging agents for other modalities that may compete against the products that Nycomed licenses from Diatide or co-markets with Diatide. The Company's business also will be affected by the success of its corporate partners in marketing any successfully developed products within the geographic areas in which such partners are granted marketing rights. A reduction in sales efforts or a discontinuance of sales of the Company's products by collaborative or corporate partners, who are not within the control of the Company, may result in reduced revenues and have a material adverse effect on the Company's business, financial condition and results of operations. See "Certain Factors That May Affect Future Results -- Attraction and Retention of Key Management and Qualified Personnel" and "Item 1. Business -- Products Under Development," "-- Corporate Collaborations" and "-- Marketing and Distribution."

History of Operating Losses and Accumulated Deficit; Uncertainty of Future Profitability

Diatide has incurred net losses since its inception. At December 31, 1997, the Company's accumulated deficit was approximately $45.2 million. No revenues have been generated from product sales, and no product sales revenues are anticipated until late in 1998. The Company expects to incur additional significant operating losses over the next 12 to 24 months and expects cumulative losses to increase significantly as the Company's research and development and clinical trial efforts expand. The Company expects that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. The Company's ability to achieve profitability is dependent in part on obtaining regulatory approvals for its products, entering into satisfactory agreements with pharmaceutical corporate partners for research and development and commercialization of its products and developing the capacity to manufacture, market and sell its products or entering into satisfactory arrangements for such manufacture, marketing and sale with third parties. There can be no assurance that the Company will obtain required regulatory approvals, enter into any additional agreements for drug discovery, development and commercialization, develop the capacity to manufacture and sell its products (or enter into arrangements therefor with third parties) or ever achieve sales or profitability. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

Future Capital Needs; Uncertainty of Additional Funding

The Company's future capital requirements will depend on many factors, including continued progress in its research and product development programs, the magnitude of these programs, the results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting, enforcing and defending patent claims, competing technological and market developments, the ability of the Company to establish and maintain collaborative academic and commercial research, development and marketing relationships, and the costs and success of commercialization activities and arrangements.

Based upon its current operating plan, the Company anticipates that its existing capital resources, will be adequate to satisfy its capital requirements through mid-1999. It is possible that in the future the Company may be required to raise additional funds, including through collaborative relationships and public or private financings. No assurance can be given that additional financing will be available, or, if available, that it will be available on acceptable terms. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders will result. Additionally, the terms of the financing may adversely affect the holdings or the rights of the then existing stockholders. If adequate funds are not available, the Company may be required to significantly curtail one or more of its research or product development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products which the Company would otherwise pursue on its own. See "Item 1. Business -- Products Under Development" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Intense Competition and Risk of Technological Obsolescence

There are many companies, both private and publicly traded, that are conducting extensive research and development activities on technologies and products similar to or competitive with the Company's technologies and proposed products. For example, many other companies are actively seeking to develop nuclear medicine imaging agents that will compete with the Company's Techtides. There can be no assurance that the Company's competitors will not succeed in developing technology similar to the Company's proprietary process of radiolabeling peptides with technetium used in the Company's Techtides.

The pharmaceutical industry is characterized by rapid and substantial technological change and there can be no assurance that the Company's competitors will not succeed in developing products which are more effective than any that are being developed by the Company, or which would render Diatide's technologies and products obsolete and noncompetitive. For example, diagnostic imaging tests may be developed that are more cost-effective and have superior imaging quality than the Company's tests or new radiopharmaceuticals may be developed that have superior targeting and binding qualities than the Company's Techtides. Certain radiopharmaceuticals already have been approved for sale for the diagnosis or treatment of the indications targeted by the Company's products under development. In particular, OctreoScan(R), a peptide-based radiopharmaceutical, is available for the diagnosis of neuroendocrine tumors, Ceretec(R), a radiopharmaceutical labeled with technetium, is available for imaging inflammation due to infection, and Metastron(R) and Quadramet(R) are available for the reduction of pain due to metastatic cancer to the bone. There are several well-established medical imaging modalities that currently, and will continue to, compete against nuclear medicine imaging, including x-rays, CT, MRI and ultrasound, and there are alternative therapeutics available for the treatment of the cancer indications that are the subject of the Company's therapeutic programs.

The Company has numerous competitors in the United States and internationally, which include, among others, pharmaceutical and chemical companies, biotechnology firms, universities and other research institutions. Large pharmaceutical companies with significant research, development, marketing and manufacturing operations in the nuclear medicine field include Du Pont Merck and Mallinckrodt. Many of the Company's competitors have substantially greater financial, technical and human resources than the Company. In addition, many of these competitors have significantly greater experience than the Company in undertaking preclinical studies and human clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. Accordingly, the Company's competitors may succeed in obtaining FDA or other regulatory approvals for products more rapidly than the Company. Furthermore, if the Company is permitted to commence commercial sales of products, it will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it has limited or no experience. See "Item 1. Business- Competition."

Uncertainty Regarding Patents and Proprietary Rights

The Company's success will depend in part on its ability to develop patentable products, enforce its patents and obtain patent protection for its products both in the United States and in other countries. The Company intends to file applications as appropriate for patents covering both its products and processes. However, the patent positions of pharmaceutical and biotechnology firms, including Diatide, are generally uncertain and involve complex legal and factual questions. No assurance can be given that patents will issue from any patent applications owned by or licensed to Diatide or that, if patents do issue, the claims allowed will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any issued patents owned by or licensed to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company.

The commercial success of the Company will also depend in part on its neither infringing patents issued to competitors or others nor breaching the technology licenses upon which the Company's products might be based. The Company's licenses of patents and patent applications impose various commercialization, sublicensing, royalty and other payment, insurance and other obligations on the Company. Failure of the Company to comply with these requirements could result in conversion of the licenses from being exclusive to nonexclusive in nature or termination of the licenses.

The Company is aware of patents and patent applications belonging to competitors, and it is uncertain whether these patents and patent applications will require the Company to alter its products or processes, pay licensing fees or cease certain activities. Competitors of the Company and other third parties hold issued patents and pending patent applications which may result in claims of infringement against the Company or other patent litigation. In particular, the Company is aware of one European patent issued to a pharmaceutical company which, if valid, may be infringed by P748. The holder of this patent has indicated to the Company that it is not prepared to offer a license under the patent to the Company. In addition, the Company is aware of one U.S. patent assigned to another company that claims the same invention as a pending Diatide patent application and may apply to an element of AcuTect. The Company has requested that the PTO declare an interference with respect to such patent.

There can be no assurance that the Company will be able to successfully obtain a license to any technology that it may require or that, if obtainable, such technology can be licensed at a reasonable cost or on an exclusive basis. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company. See "Item 1. Business -- Patents, Trade Secrets and Licenses."

The pharmaceutical and biotechnology industries have been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which could result in substantial cost to the Company, may be necessary to enforce any patents issued or licensed to the Company and/or to determine the scope and validity of others' proprietary rights. The Company also may have to participate in interference proceedings declared by the PTO, which could result in substantial cost to the Company, to determine the priority of inventions. Furthermore, the Company may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products which would compete unfairly with products of the Company.

Diatide engages in collaborations, sponsored research agreements and other agreements with academic researchers and institutions and United States government agencies. Under the terms of such agreements, third parties may have rights in certain inventions developed during the course of the performance of such collaborations and agreements.

The Company relies on trade secrets and proprietary know-how which it seeks to protect, in part by confidentiality agreements with its employees, consultants, members of its Scientific Advisory Board, outside scientific collaborators and sponsored researchers and other advisors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on the Company. See "Item 1. Business -- Patents, Trade Secrets and Licenses."

Absence of Sales and Marketing Experience

Although Diatide plans to rely significantly on collaborative partners for the marketing and distribution of its products through co-marketing or other licensing or distribution arrangements, the Company expects to market and sell certain of its products directly and to engage in certain other marketing activities in collaboration with its collaborative partners. The Company has no experience in sales, marketing or distribution. However, the Company is actively developing its sales and marketing organization to support the anticipated FDA approval of AcuTect in 1998.

To the extent the Company enters into marketing or distribution arrangements with collaborative partners, any revenues the Company receives will depend upon the efforts of third parties. There can be no assurance that any third party will market the Company's products successfully or that any third-party collaboration will be on terms favorable to the Company. If any marketing partner does not market a product successfully, the Company's business would be materially adversely affected. If Diatide's plan to rely on corporate partners for significant aspects of marketing and selling the Company's products is unsuccessful for any reason, Diatide may need to recruit and train a far larger marketing and sales force than it currently anticipates doing, which would entail the incurrence of significant additional costs.

There can be no assurance that the Company would be able to attract and build a sufficient marketing staff or sales force, that the cost of establishing such a marketing staff or sales force will be justifiable in light of any product revenues or that the Company's direct sales and marketing efforts will be successful. In addition, if the Company succeeds in bringing one or more products to market, it may compete with other companies that currently have extensive and well-funded marketing and sales operations. There can be no assurance that the Company's marketing and sales efforts would enable it to compete successfully against such other companies. See "Item 1. Business -- Marketing and Distribution" and "-- Corporate Collaborations."

Limited Manufacturing Capability; Dependence on Sole Source Supplier

The Company lacks commercial-scale facilities to manufacture its products in accordance with current GMP requirements prescribed by the FDA. To date, the Company has relied on a large third party pharmaceutical company for the manufacture of its peptides for clinical trials and has entered into an arrangement with a GMP-qualified third party manufacturer for the supply of Sn-117m for clinical trials. The Company expects to be dependent on third party manufacturers or collaborative partners for all of its commercial production of peptides. There are a limited number of manufacturers that operate under GMP regulations capable of manufacturing the Company's products. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. Where third-party arrangements are established, the Company will depend upon such third parties to perform their obligations in a timely manner. There can be no assurance that third parties depended upon by the Company will perform and any failures by third parties may delay clinical trial development or the submission of products for regulatory approval, impair the Company's ability to commercialize its products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company purchases its synthetic peptides from a sole source supplier and may enter into similar arrangements with respect to other components of its products. While the Company is aware of alternative sources for its peptides, the establishment of additional or replacement suppliers could be time consuming and result in a supply interruption and significant additional regulatory delays and expense. The establishment of an alternative source of supply or any significant supply interruption could have a materially adverse effect on the Company's ability to develop and manufacture its potential products and, therefore, upon its business, financial condition and results of operations. See "Item 1. Business -- Manufacturing."

If the Company determines to develop its own manufacturing capabilities, it will need to recruit qualified personnel and build or lease the requisite facilities and equipment because it has no experience in manufacturing on a commercial scale and no facilities or equipment therefor. There can be no assurance that Diatide will be able to successfully develop its own manufacturing capabilities or as to the cost thereof or the time required. In addition, the manufacture of any products by the Company is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of the Company's products and the Company's business, financial condition and results of operations.

Hazardous Materials

The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling, storing and disposing of such materials and the safety procedures of the third parties who ship such materials for the Company comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for significant damages and any such liability could have a material adverse effect on the Company's business, financial condition and results of operations. See "Item 1. Business -- Government Regulation."

Potential Product Liability Exposure and Insurance

The use of any of the Company's potential products in clinical trials and the commercial sale of any products may expose the Company to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of human diagnostic and therapeutic products. Product liability claims might be made directly by consumers, health care providers or by pharmaceutical companies or others selling such products. There can be no assurance that product liability claims, if made, would not result in a recall of the Company's products or a change in the indications for which they may be used. Diatide has limited product liability insurance coverage, and such coverage is subject to various deductibles. Such coverage is expensive, and no assurance can be given that the Company will be able to maintain or obtain such insurance at reasonable cost or in sufficient amounts to protect the Company against losses due to liability claims that could have a material adverse effect on the Company's business, financial condition and results of operations.

Uncertainty of Pharmaceutical Pricing and Adequate Reimbursement

The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company.

Attraction and Retention of Key Management and Qualified Personnel

The Company is highly dependent on the principal members of its management and scientific staff, particularly Dr. Dean, the Company's President and Chief Executive Officer, the loss of whose services could have a material adverse effect on the Company. The Company is a party to an employment agreement with Dr. Dean that extends through April 2, 1999, subject to automatic extension for additional one-year periods unless either Dr. Dean or the Company provides written notice to the contrary to the other party at least six months prior to the expiration period. Also, recruiting and retaining qualified scientific personnel to perform research and development work in the future will be critical to the Company's success. There can be no assurance that the Company will be able to attract and retain such highly skilled personnel on acceptable terms given the competition for experienced scientists among numerous pharmaceutical, biotechnology and health care companies, universities and non-profit research institutions. The Company does not carry key-man insurance with respect to any of its executive officers.

The Company's anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical trials, governmental approvals, production and marketing, are expected to require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on the Company.